EXHIBIT 19

INSIDER TRADING AND DISCLOSURE POLICY

GENERAL POLICY STATEMENT

No directors, officers, employees or other persons affiliated with McEwen Mining Inc., ("McEwen Mining" or the "Company") shall purchase or sell securities of McEwen Mining or a company in a Special Relationship (as defined herein) with McEwen Mining while in possession of material, non-public information concerning McEwen Mining or the company in a Special Relationship with McEwen Mining, nor, except in the necessary course of business, shall any such person inform any individual or entity of any such material information.

GENERAL REQUIREMENTS

All McEwen Mining Affiliates with access to non-public information about McEwen Mining shall adhere to the following rules:

a) Do not trade in the Company's securities if you possess material, non-public information that would reasonably be expected to affect the market price or the value of the Company's securities.

b) Do not disclose confidential material information to anyone (“tipping”) who may misuse the information by trading on the material, non-public information or passing it along to others, except when necessary in the normal course of business of the Company.

c) Do not trade in securities of any other publicly traded company with whom McEwen Mining has entered into a Special Relationship.

DEFINITION

“Material Information” means any information that a reasonable investor would consider important in deciding to purchase, sell, or hold a security. Any information that could reasonably be expected to affect the price of a security is likely to be considered material. Both positive and negative information can be material. Information that could be considered Material includes, but is not limited to, unpublished information concerning a significant mineral discovery, drilling and other exploration results, sales or earnings figures if the Company becomes a producer, a stock split, proposed merger or acquisition, a change in dividend policy, or a technical advance of unusually economic significance.

“McEwen Mining Affiliate” means the McEwen Mining Representatives plus any other employee, consultant or person otherwise affiliated with the Company.

“McEwen Mining Representatives” consist of the Directors and senior officers (i.e. the Chairman of the Board of Directors and Chief Executive Officer, Chief Operating Officer, Vice-Presidents, the Interim Chief Financial Officer and the General Counsel, or any person who performs the functions normally performed by the individual occupying such office) of the Company, a director or senior officer of a company that is itself an insider of the Company (i.e. a company owning or controlling more than 10% of McEwen Mining's shares), a director or senior officer of a subsidiary of the Company any person having direct or indirect beneficial ownership of or control over more than 10% of McEwen Mining's outstanding shares, or McEwen Mining itself, if it acquires any of its own shares, for as long as it holds those shares.

“Non-Public Information” means information that is not available to the general public. Information is not considered public until 24 hours after it has become available to the general public.

“Special Relationship” means McEwen Mining (i) owns directly or indirectly 10% or more of the shares of the company that is deemed to be in a “special relationship”, (ii) is proposing to make a take-over bid for that company, or (iii) becomes a party to a reorganization, amalgamation, merger, arrangement or similar business combination with it, or acquires a substantial portion of that company's property. Customers and Suppliers of the Company may also be deemed to have a Special Relationship with the Company, if the Customer or Supplier obtains material, non-public information in the course of business.

GUIDANCE

The Corporate Secretary and Board of McEwen Mining is responsible for providing guidance and overseeing the effective implementation of this Insider Trading and Disclosure Policy (the "Policy").

Every McEwen Mining Affiliate who is aware of material, non-public information is responsible for ensuring that he or she does not violate federal or state securities laws or McEwen Mining policy covering securities trading. Securities laws in the various jurisdictions are complex and diverse, and quasi-criminal and civil sanctions are imposed upon those who breach such laws. Insiders and employees should consult the Corporate Secretary of McEwen Mining if there is any question as to the application or interpretation of the laws relating to insider trading.

1. Trading in Special Relationship Securities: Under United States and Canadian provincial securities laws, no one may disclose non-public material information about a publicly traded company that is in a Special Relationship with McEwen Mining to anyone else. Also, no one can buy or sell shares in a publicly traded company if he or she knows material information which is not available to the general public and that would reasonably be expected to affect the market price or value of that company's shares.

2. Transactions by Family Members: This Policy applies to any McEwen Mining Affiliate’s immediate family members and anyone else who resides in the same household as a McEwen Mining Affiliate. The McEwen Mining Affiliate is liable for any violation of law or this Policy by family members.

3. Regulation FD Compliance: The Company is required under Regulation FD of federal securities laws to avoid selective disclosure of material, non-public information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon release. You may not, therefore disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures.

4. Transactions under Company Plans: This Policy does not apply to the exercise of employee stock options, purchase of Company stock pursuant to the 401(k) Plan, or purchase of Company stock pursuant to the Non-Qualified Stock Option and Stock Grant Plan. It does, however, apply to any change in the amount of contributions or purchases under these plans, and also applies during enrolment for any of these plans.

5. Penalties for Non-Compliance: Under U.S. federal securities laws, individuals who engage in insider trading or tipping may be liable for criminal penalties including up to 20 years imprisonment and $5 million in fines, and civil penalties of up to three times the profits gained or losses avoided. Failure to comply with this Policy may subject employees to company-imposed sanctions, including termination. Other jurisdictions may impose additional penalties.

6. Company's Responsibility: The Company has an obligation to make continuous disclosure of all information which is "material" and not to make selective disclosure. However, there may be circumstances in which information will be withheld for valid corporate reasons. That information may be known by insiders and/or employees prior to public disclosure. Apart from being illegal from the individual's standpoint, trading by insiders and/or employees when they are aware of non-public material information, or providing such information to others, will create a serious public/investor relations problem for the Company.

It is important to recognize that the possibility of insider trading may be reduced by taking precautionary steps to protect non-public material information. Those employees responsible for corporate information should take the following actions:

a) Make public disclosure of information promptly except where there is a valid business reason for maintaining the confidentiality;

b) Maintain confidential information under secure or restricted access;

c) Refer to projects by code name where the use of the project name may give people hearing the proper name a market tip;

d) Alert all individuals dealing with confidential information of their responsibilities; and

e) Alert insiders, employees and contractors privy to confidential information of imposed trading restrictions.

7. Pre-Clearance of Transactions: No trades in Company shares by a McEwen Mining Affiliate will occur without approval in writing from the Corporate Secretary of the Company, or in the Corporate Secretary's absence, legal counsel, to confirm that there would be no problem in trading in the Company shares at that time. Unless otherwise noted, pre-clearance is valid for the lesser of two days or until the McEwen Mining Affiliate comes into contact with material, non-public information. If pre-clearance is denied, the McEwen Mining Affiliate may not disclose this restriction, and may not make any trades until subsequent pre-clearance is approved.

8. Blackout Periods: McEwen Mining Affiliate shall not trade in the Company's shares beginning the day of the end of a quarter until the third trading day following the release of quarterly earnings. Trading is also prohibited until the third trading day following any public announcement by the Company. For the purpose of this rule, a public announcement includes a press release or quarterly or annual filing with any securities regulatory authority. A trading day is a day when any stock exchange on which the Company's shares are listed is open for business

In addition to the foregoing mandatory blackout periods, no trading will occur during any period of a trading ban announced by the Chief Executive Officer or the Corporate Secretary of the Company. Trading bans will be imposed when there is a new material development at the Company that has not been made public.

9. 10b5-1 Plans: Rule 10b5-1 provides a defense from insider trading liability under SEC Rule 10b5. To be eligible for this defense, a McEwen Mining Affiliate may enter into a 10b5-1 plan for trading in company stock. A Rule 10b5-1 plan must either specify the amount, pricing, and timing of transactions in advance, or delegate discretion on those matters to an independent third party. Once the plan is adopted, the employee must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. All 10b5-1 Plans must be pre-cleared by the Corporate Secretary or legal counsel and may only be adopted during periods in which the McEwen Mining Representative has no access to material, non-public information.

Transactions that may be necessary or justifiable for independent reasons are not exempt from this Policy. Securities laws do not recognize such mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct. When planning for necessary expenditures, McEwen Mining Affiliates should consider adopting Rule 10b5-1 Plans.

10. Prohibited Transactions: McEwen Mining Affiliates may not engage in short sales (with the exception of the connection with Stock Option Exercises), options trading, and hedging transactions. Hedging transactions, such as zero-cost collars and forward sale contracts, eliminate or reduce the shareholder’s ability to profit from an increase in value of the stock, and are often used to take short positions. These prohibited transactions are often perceived as involving insider trading. They may excessively focus the attention of McEwen Mining Representatives on short-term market movements, rather than long-term shareholders value maximization. Further, many of these transactions would encourage McEwen Mining Representatives to harm shareholder value, rather than aligning the interests with the shareholders. Accordingly, McEwen Mining Representatives may not engage in any of the prohibited transactions.

11. Post-Termination Transactions: This Insider Trading and Disclosure Policy continues to apply to transactions in McEwen Mining securities made after termination of employment. If any current or former McEwen Mining Affiliate is in possession of material, non-public information when employment terminates, that person may not trade in McEwen Mining securities until the material, non-public information has become public or is no longer material.

12. Section 16 Insider Reports: Although this Policy will apply to all directors officers and employees of the Company, there are reporting requirements imposed upon McEwen Mining Representatives and their transactions in the Company's shares will be scrutinized on a regular and ongoing basis.

Section 16 requires McEwen Mining Representatives to report all transactions and holdings involving equity securities of the Company. It also requires reporting on any options or other derivative securities of the Company, including warrants, convertible securities, stock appreciation rights or similar rights. Upon becoming an Insider, the above individuals are required to file an initial Section 16 Insider Report within 10 days; thereafter, the Insider must file an updated Section 16 Insider Report within 2 business days following a change in their holdings. Year-end reports may also be required.

Although the preparation and filing of these reports legally are the sole responsibility of the McEwen Mining Representatives, the Company recognizes that the reporting requirements are complex and that mistakes can result in the disclosures which are embarrassing to the reporting person and the Company. Accordingly, the Company will assist directors and officers in making these filings and has established the following procedures for doing so.

13. SEC Compliance Officer: The Company has designated the Chief Financial Officer and the Corporate Secretary (in collaboration with counsel) as the Company’s SEC Compliance Officers to assist all McEwen Mining Representatives in the preparation and filing of their Form 3, Form 4, and Form 5 reports.

14. Notifying SEC Compliance Officer of Transactions: At least three days prior to engaging in any transaction involving the securities of the Company, McEwen Mining Affiliates must notify the SEC Compliance Officer in writing of the details of the proposed transaction, including:

a) The date of the proposed transaction;

b) The type and number of securities involved in the transaction;

c) The consideration, if any, proposed to be paid or received in the transaction

d) Whether the director or officer directly or indirectly owns or will own the securities; and

e) The nature of any indirect ownership in the securities involved in the transaction (e.g., ownership by a spouse, trust, family limited partnership, etc.).

The importance of immediately notifying the SEC Compliance Officer of transactions in which either you or any person or entity whose securities are attributable to you (e.g., immediate family members living in your household or trusts or other entities in which you have a reportable pecuniary interest) engage cannot be overemphasized, particularly in light of the two-day reporting deadline for most transactions, as it will help to avoid the sanctions and the embarrassment that can result from a failure to comply with applicable securities law provisions.

15. Disclosure of Delinquent Reports: There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against McEwen Mining Representatives who do not fully comply with the filing requirements. In addition, the Company is required to report the number of late filings of reports under Section 16(a) in the Company’s proxy statement for its annual meeting and to identify the insiders who made the late filings.

16. Administration of this Policy: Only the Board may revise or alter this Policy.

If you have any questions or doubts about the propriety of your intended action at any time, please check with the Corporate Secretary before taking the action.

CERTIFICATION

The undersigned hereby certifies that he/she has read and understands, and agrees to comply with, the McEwen Mining Inc. Insider Trading and Disclosure Policy.

Date: March 14, 2025

Signed by:

/s/ Carmen L. Diges
Carmen Diges, General Counsel
McEwen Mining Inc.